Filed Pursuant to Rule 433
Registration Statement No.: 333-133376

FREE WRITING PROSPECTUS DATED APRIL 19, 2006
CHEMTURA CORPORATION
$500,000,000 6 7/8% Notes due 2016

Issuer:	Chemtura Corporation
Security Description:	Senior Notes
Face:	$500,000,000	(Upsized from $400,000,000)
Proceeds:	$497,261,971
Coupon:	6.875%
Maturity:	6/1/2016
Offering Price:	99.452%
Yield to Maturity:	6.950%
Spread to Treasury:	193
Benchmark:	4.5% UST due 2/2016
Ratings:	Ba1 / BB+
	A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.
Interest Payment Dates:	June 1st and December 1st
Commencing:	12/1/2006
Make Whole:	T + 50
Trade Date:	4/19/2006
Settlement Date:	4/24/2006 (T+3)
Cusip Number:	163893 AA 8
Min. Allocation:	$2,000
Increments:	$1,000
Gross Spread:	1.00%
Book-Runners:	Credit Suisse Securities (USA) LLC	$267,500,000
	Citigroup Global Markets Inc.	$70,000,000
Co-Managers:	ABN AMRO Incorporated	$32,500,000
	Banc of America Securities LLC	$32,500,000
	Greenwich Capital Markets, Inc	$32,500,000
	Morgan Stanley & Co. Incorporated	$32,500,000
	Wachovia Capital Markets, LLC	$32,500,000

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.